

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 21, 2020

Andrew McBride
Chief Financial Officer
Gores Metropoulos, Inc.
9800 Wilshire Blvd.
Beverly Hills, CA 90212

> **Re: Gores Metropoulos, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed October 19, 2020**
> **File No. 333-248794**

Dear Mr. McBride:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 9, 2020 letter.

Form S-4 filed October 19, 2020

General, page i

1. We note that the proxy statement/prospectus is missing information such as the Gores and Luminar record dates, the Gores special meeting date, number of shares of Gores and Luminar securities outstanding on the record date, the per share market price on pages 14 and 63, and the ownership information on page 310. Please include this information, and any other missing information, in a pre-effective amendment.

What interests does the Sponsor and the Company's current officers and directors have in the Business Combination?, page 20

2.   Please explain why you have assumed a fixed value of $10.00 per share to calculate the interests instead of the most recently available price per share.

Material U.S. Federal Income Tax Considerations of the Mergers to Holders of Luminar Stock that are United States Persons, page 173

3.   We note the statement on page 176 that the discussion of the material U.S. federal income tax consequences "is for general information only." We believe that statement may be interpreted as an implication that shareholders may not be entitled to rely upon counsel's opinion. Accordingly, please remove the statement that the discussion is for general information only.

Consent of Moelis & Company LLC, page Ex.23.3

4.   We note the statement that this exhibit applies only to the filed registration statement and not to any amendments except with prior written consent. Please provide the basis for the consent not applying to amendments or confirm for us that the consent will be filed with each amendment.

    You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Melissa Raminpour, Accounting Branch Chief, at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

                                                        Sincerely,

                                                        Division of Corporation Finance
                                                        Office of Manufacturing